Exhibit 99.1

Chemomab Therapeutics Ltd. and its subsidiaries Interim Condensed Consolidated Financial Information As of June 30, 2026 (Unaudited)

Chemomab Therapeutics Ltd.

and its subsidiaries

Interim Condensed Consolidated Financial Information as of June 30, 2026 (Unaudited)

Contents

Chemomab Therapeutics Ltd.

and its subsidiaries

Interim Condensed Consolidated Balance Sheets (Unaudited)

In USD thousands (except for share amounts)

	June 30,	December 31,
	2026	2025
Assets

Current assets
Cash and cash equivalents	5,999	7,564
Short term bank deposits	688	2,802
Other receivables and prepaid expenses	3,270	3,059

Total current assets	9,957	13,425

Non-current assets
Long term prepaid expenses	123	211
Property and equipment, net	158	176
Total non-current assets	281	387

Total assets	10,238	13,812

Current liabilities
Trade payables	257	485
Accrued expenses	493	337
Employees and related expenses	803	656

Total current liabilities	1,553	1,478

Total liabilities	1,553	1,478

Shareholders' equity (*)
Ordinary shares no par value - Authorized: 4,650,000,000 shares as of June 30, 2026, and as of December 31, 2025;
Issued and outstanding: 579,648,600 Ordinary shares as of June 30, 2026 and 575,381,320 as of December 31, 2025;	-	-
Additional paid in capital	124,241	123,952
Accumulated deficit	(115,556)	(111,618)

Total shareholders’ equity	8,685	12,334
Total liabilities and shareholders’ equity	10,238	13,812

The accompanying notes are an integral part of the interim condensed consolidated financial information.

(*) 1 American Depositary Share (ADS) represents 80 Ordinary Shares.

Chemomab Therapeutics Ltd.

and its subsidiaries

Interim Condensed Consolidated Statements of Operations (Unaudited)

In USD thousands (except for share and per share amounts)

	Six months	Three months	Six months	Three months
	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,
	2026	2026	2025	2025
Operating expenses

Research and development	2,067	1,142	3,780	1,287

General and administrative	2,024	1,099	1,969	975

Total operating expenses	4,091	2,241	5,749	2,262

Financing income, net	153	76	369	205

Loss before taxes	3,938	2,165	5,380	2,057

Taxes on income	-	-	-	-

Net loss for the period	3,938	2,165	5,380	2,057

Basic and diluted loss per Ordinary Share (*)	0.006	0.003	0.012	0.004

Weighted average number of Ordinary Shares outstanding, basic, and diluted (*)	639,483,242	640,243,933	459,829,621	463,508,519

The accompanying notes are an integral part of the interim condensed consolidated financial information.

(*) 1 American Depositary Share (ADS) represents 80 Ordinary Shares

Chemomab Therapeutics Ltd.

and its subsidiaries

Interim Condensed Consolidated Statements of Changes in Equity (Unaudited)

In USD thousands (except share amounts)

	Ordinary Shares (*)(**)		Additional paid in capital	Accumulated Deficit	Total Shareholders’ equity
	Number	USD	USD	USD	USD
For the Six-month period ended on June 30, 2026
Balance as of January 1, 2026	575,381,320	-	123,952	(111,618)	12,334
Share-based compensation	-	-	134	-	134
Exercise of RSA’s	648,880	-	-	-	-
Net loss for the period	-	-	-	(1,773)	(1,773)
Balance as of March 31, 2026	576,030,200	-	124,086	(113,391)	10,695
Share-based compensation	-	-	87	-	87
Issuance of shares	2,780,800	-	68	-	68
Exercise of RSA’s	837,600	-	-	-	-
Net loss for the period	-	-	-	(2,165)	(2,165)
Balance as of June 30, 2026	579,648,600	-	124,241	(115,556)	8,685

(*)   Ordinary shares no par value

(**) 1 American Depositary Share (ADS) represents 80 Ordinary Shares

Chemomab Therapeutics Ltd.

and its subsidiaries

Interim Condensed Consolidated Statements of Changes in Equity (Unaudited)

In USD thousands (except share amounts)

	Ordinary Shares (*)(**)		Additional paid in capital	Accumulated Deficit	Total Shareholders’ equity
	Number	USD	USD	USD	USD
For the Six-month period ended on June 30, 2025
Balance as of January 1, 2025	377,132,220	-	116,160	(102,623)	13,537
Share-based compensation	-	-	166	-	166
Issuance of shares	124,240	-	13	-	13
Net loss for the period	-	-	-	(3,323)	(3,323)
Balance as of March 31, 2025	377,256,460	-	116,339	(105,946)	10,393
Share-based compensation	-	-	79	-	79
Exercise of options	62,500	-	2	-	2
Exercise of Prefunded warrants	16,194,340	-	-	-	-
Issuance of shares, net of issuance expenses	20,337,840	-	1,282	-	1, 282
Net loss for the period	-	-	-	(2,057)	(2,057)
Balance as of June 30, 2025	413,851,140	-	117,702	(108,003)	9,699

(*)   Ordinary shares no par value

(**) 1 American Depositary Share (ADS) represents 80 Ordinary Shares

The accompanying notes are an integral part of the interim condensed consolidated financial information.

Chemomab Therapeutics Ltd.

and its subsidiaries

Interim Condensed Consolidated Statements of Cash Flows (Unaudited)

In USD thousands

	Six months	Six months
	ended	ended
	June 30,	June 30,
	2026	2025
Cash flows from operating activities
Net loss for the period	(3,938)	(5,380)

Adjustments for operating activities:
Depreciation	21	33
Share-based compensation	221	245
Change in other receivables and prepaid expenses (short and long term)	(123)	684
Gain on lease termination	-	(35)
Change in trade payables	(228)	(288)
Change in accrued expenses	156	(915)
Change in employees and related expenses	147	(488)
	194	(764)
Net cash used in operating activities	(3,744)	(6,144)

Cash flows from investing activities
Purchase of fixed assets	(3)	-
Decrease in bank deposits	2,114	4,278
Net cash provided by investing activities	2,111	4,278

Cash flows from financing activities

Exercise of Options	-	2
Issuance of shares, net of issuance expenses	68	1,313
Net cash provided by financing activities	68	1,315

Decrease in cash, cash equivalents and restricted cash	(1,565)	(551)

Cash, cash equivalents and restricted cash at beginning of period	7,564	6,147

Cash, cash equivalents and restricted cash at end of period	5,999	5,596

Supplemental disclosure of non-cash investing and financing activities:
Accrued issuance expenses	-	18

The accompanying notes are an integral part of the interim condensed consolidated financial information.

CHEMOMAB THERAPEUTICS LTD AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - General

Chemomab Therapeutics Ltd. (the “Company") is an Israeli-based company incorporated under the laws of the State of Israel in September 2011. The Company’s registered office is located in Kiryat Atidim, Tel Aviv, Israel. The Company is a clinical-stage biotech company discovering and developing innovative therapeutics for conditions with high-unmet medical need that involve inflammation and fibrosis. The wholly owned subsidiaries of the Company are: Chemomab Ltd. ("Chemomab"), Chemomab Therapeutics Israel Ltd. and Chemomab Therapeutics Inc.

The accompanying interim condensed financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business; however, as of June 30, 2026, the Company has incurred recurring losses from operations of approximately $116 million, experienced negative cash flows from operating activities of $3.7 million for the six months then ended, and currently has no products approved for sale. While the Company’s cash, cash equivalents, and short-term deposits of $6.7 million as of June 30, 2026, are sufficient to meet planned expenditures for a period of less than 12 months, these indicators raise substantial doubt about its ability to continue as a going concern. Consequently, the Company will be required to raise additional funds to support its operations, and although management believes such funds can be raised, there can be no assurance that these efforts will be successful or sufficient, and the financial statements do not include any adjustments that might result from the outcome of this uncertainty accompanying interim condensed financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business.

Note 2 - Basis of Presentation and Significant Accounting Policies

A.       Basis of Preparation

The condensed interim consolidated financial statements included in this quarterly report are unaudited. These financial statements have been prepared in accordance with U.S. GAAP and applicable rules and regulations of the SEC regarding interim financial reporting and reflect, in the opinion of management, all adjustments of a normal and recurring nature that are necessary for a fair statement of the Company’s financial position as of June 30, 2026, and its results of operations for the three and six months ended June 30, 2026 and 2025, changes in shareholders’ equity for the six months ended June 30, 2026 and 2025, and cash flows for the six months ended June 30, 2026 and 2025. The results of operations for the three and six months ended June 30, 2026 are not necessarily indicative of the results to be expected for the year ending December 31, 2026 or for any other future annual or interim period. These condensed interim financial statements should be read in conjunction with the audited financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025. The Company’s significant accounting policies are disclosed in the audited financial statements for the year ended December 31, 2025 included in the Company’s Annual Report on Form 20-F. Since the date of such financial statements, there have been no changes to the Company’s significant accounting policies.

B.       Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

CHEMOMAB THERAPEUTICS LTD AND ITS SUBSIDIARIES
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 - Segments

The Company has one reportable segment, focused on the research and development of therapeutics for conditions with high unmet medical needs involving inflammation and fibrosis. The Company’s Chief Operating Decision Maker ("CODM") is its Chief Executive Officer.

The segment is managed on a consolidated basis, and the CODM uses total operating expenses and consolidated net loss to assess performance, forecast future financial results, and allocate resources.

In evaluating the Company's financial performance and making strategic decisions, the CODM regularly reviews operating expenses by function. The CODM is provided only with consolidated expense data, as presented in the statement of operations. This includes a review of actual versus budgeted expenses, with particular focus on key spending categories such as payroll and related costs, clinical trial expenditures, manufacturing expenses, consultant fees, and other direct external program costs (see Notes 6 and 7).

Note 4 - Share Capital

A.	Right attached to shares

Ordinary shares

All of the issued and outstanding ordinary shares of the Company are duly authorized, validly issued, fully paid and non-assessable. The ordinary shares are not redeemable, and each ordinary share is entitled to one vote. The holders of the ordinary shares have the right to vote and participate in shareholders' meetings, the right to receive profits, and the right to participate in the accumulated earnings when the Company is dissolved.

1.       Voting

The holders of ordinary shares are entitled to vote on all matters submitted to shareholders for a vote.

2.       Dividends

The holders of the ordinary shares are entitled to receive dividends, when and as declared by the Board of Directors, and out of funds legally available.

Since its inception, the Company has not declared any dividends.

B.	Financing rounds

As disclosed in Note 8(1) to the Company’s annual financial statements as of December 31, 2025, the Company issued warrants to purchase up to 65,482 ADSs in connection with the March 2021 private placement. Such warrants expired in March 2026 without being exercised.

In July 2025, the Company entered into a Sales Agreement with LifeSci Capital, LLC, pursuant to which it may offer and sell, from time to time, American Depositary Shares (“ADSs”), each representing 80 ordinary shares, in an at-the-market offering (“ATM Offering”) for aggregate gross proceeds of up to $7.26 million. The Company is not obligated to sell any ADSs under the Sales Agreement, which may be terminated by either party in accordance with its terms.

CHEMOMAB THERAPEUTICS LTD AND ITS SUBSIDIARIES
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 4 - Share Capital (cont’d)

From August 1, 2025, through June 30, 2026, the Company issued 2,014,746 ADSs at an average price of approximately $3.04  per ADS under the LifeSci ATM Agreement, resulting in net proceeds of $5,882 thousand. During the six months ended June 30, 2026, the Company issued 34,760 ADSs at an average price of approximately $2.01 per ADS under the LifeSci ATM Agreement for net proceeds of approximately $68 thousand.

C.	Share-based compensation

The expenses that were recognized in the consolidated statements of operations for services received from employees and service providers are as follows:

	Six Months ended	Three Months ended	Six Months ended	Three Months ended
	June 30,	June 30,	June 30,	June 30,
	2026	2026	2025	2025
	USD thousands	USD thousands	USD thousands	USD thousands
Research and development	79	37	22	(39)
General and administrative	142	50	223	118

Total share-based compensation expenses	221	87	245	79

The number and weighted average exercise price of options are as follows:

	Weighted average exercise price	Number of options	Weighted average remaining contractual life (in years)
	June 30, 2026	June 30, 2026	June 30, 2026
Outstanding at January 1, 2026	0.14	31,492,720	6.71
Forfeited	0.17	(1,418,880)
Granted	0.03	1,930,960	9.79

Outstanding at June 30, 2026	0.13	32,004,800	6.14

CHEMOMAB THERAPEUTICS LTD AND ITS SUBSIDIARIES
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 4 - Share Capital (cont’d)

C.	Share-based compensation (cont’d)

The number of RSAs is as follows:

Number of RSAs
RSA	June 30, 2026
Unvested at beginning of the year	10,071,360
Granted	-
Issuance of ordinary shares upon vesting of RSAs	(1,486,480)
Forfeited	-

Outstanding at June 30, 2026	8,584,880

Note 5 - Net Loss Per Share Attributable to Ordinary Shareholders

Basic net loss per share is computed by dividing the net loss available to common stockholders by the weighted-average number of ordinary shares outstanding. Diluted net loss per share is computed similarly to basic net loss per share except that the denominator is increased to include the number of additional ordinary shares that would have been outstanding if the potential ordinary shares had been issued and if the additional ordinary shares of were dilutive. Diluted net loss per share is the same as basic net loss per share of ordinary share, as the effect of potentially dilutive securities is antidilutive.

The following table sets forth the computation of basic and diluted net loss per share attributable to ordinary shareholders for the periods presented:

	Six Months ended June 30,	Three Months ended June 30,	Six Months ended June 30,	Three Months ended June 30,
	2026	2026	2025	2025
Numerator:
Net loss	3,938	2,165	5,380	2,057

Denominator:
Weighted-average number of ordinary shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	639,483,242	640,243,933	459,829,621	463,508,519

Net loss per share attributable to ordinary shareholders, basic and diluted	0.006	0.003	0.012	0.004

CHEMOMAB THERAPEUTICS LTD AND ITS SUBSIDIARIES
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 5 - Net Loss Per Share Attributable to Ordinary Shareholders (cont’d)

The potential number of ordinary shares that were excluded from the computation of diluted net loss per share attributable to ordinary shareholders for the periods presented since including them would have been anti-dilutive are as follows:

	Six Months ended June 30,	Six Months ended June 30,
	2026	2025
Outstanding options to purchase ordinary shares and RSAs	40,589,680	44,471,160

Note 6 - Research and Development

	Six Months ended	Three Months ended	Six Months ended	Three Months ended
	June 30,	June 30,	June 30,	June 30,
	2026	2026	2025	2026
	USD thousands	USD thousands	USD thousands	USD thousands
Consultants and subcontractors	1,076	644	2,572	817
Salaries and related expenses	862	432	1,085	459
Lease and maintenance	22	11	58	31
Share-based compensation	79	37	22	(39)
Other expenses	28	18	43	19
	2,067	1,142	3,780	1,287

Note 7 - General and Administrative

	Six Months ended	Three Months ended	Six Months ended	Three Months ended
	June 30,	June 30,	June 30,	June 30,
	2026	2026	2025	2025
	USD thousands	USD thousands	USD thousands	USD thousands
Salaries, fees and related expenses	573	295	527	269
Professional services	797	505	653	332
Share-based compensation	142	50	223	118
Fees to directors	141	69	143	71
Directors' and Officers' Insurance	230	115	255	128
Lease and maintenance	18	9	27	14
Other expenses	123	56	141	43

	2,024	1,099	1,969	975

CHEMOMAB THERAPEUTICS LTD AND ITS SUBSIDIARIES
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 8 - Subsequent events

On July 7, 2026, the Company, Scipher Medicine Corporation, a Delaware corporation (“Scipher”), and other parties detailed below under “Merger Agreement” entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other things the parties will effect a series of transactions resulting in Chemomab redomiciling into the U.S. and Scipher becoming a wholly owned subsidiary of Chemomab following such domestication, as described below.

Merger Agreement

The parties to the Merger Agreement are the Company, Snowdrift Parent Corporation, a Delaware corporation (“Chemomab Parent”), Snowdrift Sub Corp., a Delaware corporation and a wholly owned subsidiary of Chemomab Parent (the “Merger Sub”), Elderwood Ltd., an Israeli company and a wholly owned subsidiary of Chemomab Parent (the “Domestication Merger Sub”), and Scipher. Pursuant to the Merger Agreement, following the merger of the Domestication Merger Sub with and into the Company, with the Company being the surviving entity and a wholly owned subsidiary of Chemomab Parent (the “Domestication Merger”), and upon satisfaction of additional closing conditions, the Merger Sub will merge with and into Scipher, with Scipher being the surviving entity (the “Surviving Corporation”) and a wholly owned subsidiary of Chemomab Parent (the “Merger”, and the time at which the Merger becomes effective, the “Effective Time”).

The Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger (collectively, the “Transactions”), have been unanimously approved by each of the Company’s board of directors and Scipher’s board of directors, and the Company’s board of directors has resolved to recommend that the Company’s shareholders approve the Merger Agreement and the Transactions, including the Merger.

Once the Merger is completed, the business of Scipher will combine with the business of the Company in Chemomab Parent (collectively, the “Combined Company”), and the parties expect the common stock of the Combined Company to be listed on the Nasdaq Capital Market under the ticker symbol “SCIP.”

In support of the Merger, a syndicate of current Scipher investors has committed to a new financing to Scipher, Chemomab and the Combined Company for aggregate gross cash proceeds of not less than $30 million (the “Concurrent PIPE Investment”). The closing of the Concurrent PIPE Investment is a condition to the Closing of the Merger.

Immediately following the closing of the Merger (the “Closing”), certain former Scipher securityholders immediately before the Merger are expected to own approximately 68% of the aggregate number of outstanding securities of the Combined Company prior to the Concurrent PIPE Investment, and the securityholders of Chemomab immediately before the Domestication Merger are expected to own approximately 32% of the aggregate number of the outstanding securities of the Combined Company prior to the Concurrent PIPE Investment, calculated on a fully diluted basis. In addition, holders of Chemomab’s ordinary shares represented by ADSs and vested options to acquire ordinary shares represented by ADSs will be entitled to receive contingent value rights (“CVRs”), providing the opportunity to receive additional value upon the achievement of certain specified milestones related to nebokitug, subject to the terms and conditions of the contingent value rights agreement.

CHEMOMAB THERAPEUTICS LTD AND ITS SUBSIDIARIES
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 8 - Subsequent events (cont’d)

Domestication

Prior to the Effective Time, the Company will effect a domestication transaction (the “Domestication”) pursuant to which the Company will become a wholly owned, direct subsidiary of Chemomab Parent. The Domestication will be effected through the Domestication Merger. As a result of the Domestication, the holders of the Company’s outstanding securities immediately prior to the Domestication Merger (including holders of Company options) will by virtue of the Domestication become security holders of Chemomab Parent in the same holding proportions as immediately prior to the Domestication.

As a condition to Closing, the Company must obtain certain tax rulings from the Israel Tax Authority relating to the Domestication, including rulings regarding the treatment of Company options and shares issued under the Company’s stock plans, and rulings for non-Israeli resident shareholders exempting Chemomab Parent, the Company and their agents from withholding obligations on consideration payable pursuant to the Domestication Merger and the CVRs.

Contingent Value Rights

Holders of the Company’s ordinary shares represented by ADSs and vested options to acquire ordinary shares represented by ADSs as of immediately prior to the Domestication will be entitled to receive one CVR for each share of Chemomab Parent common stock or vested option to acquire a share of Chemomab Parent common stock held immediately following the Domestication Merger, subject to and in accordance with the terms and conditions of a contingent value rights agreement (the “CVR Agreement”) to be entered into at or prior to the Effective Time. The CVRs represent the right to receive contingent cash payments upon the achievement of certain specified milestones related to the Company’s legacy asset, nebokitug, subject to the terms and conditions of the CVR Agreement.

The CVRs will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), and will not be listed for trading on any securities exchange. The CVRs will not be transferable, except in limited circumstances as set forth in the CVR Agreement. The CVR Agreement must be fully executed and in full force and effect as a condition to the obligations of the Company to effect the Merger.